FORM 6-K
                                   --------



                      Securities and Exchange Commission
                            washington, D.C. 20549


                       Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934



For the month of    January          , 2003
                    ----------- -----------

                          Research In Motion Limited
--------------------------------------------------------------------------------
                (Translation of registrant's name into English)

                              295 Phillip Street,
                           Waterloo, Ontario, Canada
                                    N2L 3W8
--------------------------------------------------------------------------------
                   (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

               Form 20-F                   Form 40-F      X
                         ----------------            ----------------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                          No      X
                         ------------------          ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________


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                                DOCUMENT INDEX



        Document                                                        Page No.
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           1.             Press Release dated January 27, 2003             4


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                                                                      Document 1


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RIM [LOGO] NEWS RELEASE
                                                               January 27, 2003

FOR IMMEDIATE RELEASE

Research In Motion and Swisscom Mobile Sign Agreement To Bring The BlackBerry(R) Wireless Platform To Switzerland

Waterloo, ON and Bern, Switzerland - Research In Motion (RIM) (Nasdaq: RIMM;
TSX: RIM) and Swisscom Mobile today announced plans to bring the BlackBerry(R) wireless platform to enterprise customers in Switzerland using Swisscom Mobile's GSM/GPRS network. The agreement between Swisscom Mobile and RIM marks the latest phase in the rollout of BlackBerry in Europe.


BlackBerry is an award-winning, integrated wireless platform designed to meet the specific needs of both mobile professionals and IT departments. With BlackBerry, mobile professionals get effortless access to their important information and communications while on the go and IT departments get security, centralized administration and extensibility in a proven wireless platform. BlackBerry integrates hardware, software and service, providing a complete end-to-end solution.



Information regarding availability and pricing will be announced at a later date. Further details were not disclosed at this time.

About Swisscom Mobile
Swisscom Mobile is the clear number one in the Swiss mobile communications market with a market share of around 65%. In the first six months of 2002 Swisscom Mobile generated revenues of CHF 2,011 billion (net revenue 2001: CHF 3,983 billion/net revenue 2000: CHF 2,847 billion). The company has about 3.5 million NATEL(R) customers. Since 1 April 2001 Swisscom Mobile has been a public limited company in which Swisscom Ltd has a 75% shareholding. The British Vodafone Group, global market leader in mobile communications, has entered into a strategic partnership with Swisscom Mobile taking a 25% holding. The NATEL(R) network (GSM900 and GSM1800) supports all new technologies such as HSCSD, GPRS and will be expanded with Public Wireless LAN in popular places. With 99% coverage it is Switzerland's best mobile network. It is also the only one to provide access to more than 300 mobile networks worldwide in more than 140 countries. www.swisscom-mobile.ch

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(TM) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America,

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Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq:
RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

# # #

Media Contacts:
Carsten Roetz
Swisscom Mobile
+41 31 342 76 48
carsten.roetz@swisscom.com
--------------------------

For Europe:
Tilly Quanjer
PR Manager for Europe, Research In Motion
+44 (0)1784 233987
tquanjer@rim.net
----------------

For North America/Asia Pacific:
Scott Pollard
Brodeur Worldwide for RIM
+1 212.771.3644
spollard@brodeur.com
--------------------

Investor Contact:
RIM Investor Relations
+1 519.888.7465
investor_relations@rim.net
--------------------------

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties of Research In Motion Limited. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, whether RIM and Swisscom Mobile will enter into a definitive agreement, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's and Swisscom Mobile's products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's and Swisscom Mobile's periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities. Swisscom Mobile and RIM assume no obligation to update the forward-looking information contained in this press release, except as otherwise required by applicable law.



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                                  SIGNATURES



         Pursuant to the requirement of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Research In Motion Limited
                                          ------------------------------------
                                                  (Registrant)


Date:  January 27, 2003                   By:  /s/ Rob Duncan
       ----------------                   ------------------------------------
                                                  (Signature)
                                          Rob Duncan
                                          Vice President, Corporate Controller